SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                    DAVIDSON DIVERSIFIED REAL ESTATE II, L.P.
                            (Name of Subject Company)

  MPF-NY 2007, LLC; MPF BADGER ACQUISITION CO., LLC; SCM SPECIAL FUND, LLC; MP VALUE FUND 7, LLC; STEVE GOLD; MPF DEWAAY FUND 4, LLC; MPF INCOME FUND 24, LLC;
         MPF ACQUISITION CO. 3, LLC; AND MACKENZIE PATTERSON FULLER, LP
                                    (Bidders)
                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                               Copy to:
Christine Simpson                              Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                 MacKenzie Patterson Fuller, LP
1640 School Street                             1640 School Street
Moraga, California  94556                      Moraga, California  94556
(925) 631-9100 ext.224                         (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                      Transaction               Amount of
                      Valuation*                Filing Fee
                      ----------                ----------
                      $1,952,000                  $59.93



* For purposes of calculating the filing fee only. Assumes the purchase of 244 Units at a purchase price equal to $8,000 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $59.93
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: JULY 20, 2007

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third party tender offer subject to Rule 14d-1.
| |  issuer tender offer subject to Rule 13e-4.
| |  going private transaction subject to Rule 13e-3
| |  amendment to Schedule 13D under Rule 13d-2


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MP Value Fund 7, LLC; Steve Gold; MPF DeWaay Fund 4, LLC; MPF Income Fund 24, LLC; MPF Acquisition Co. 3, LLC (collectively the "Purchasers") to purchase 244 Units of limited partnership interest (the "Units") in Davidson Diversified Real Estate II, L.P. (the "Partnership"), the subject company, at a purchase price equal to $8,000 per Unit, less the amount of any distributions declared or made with respect to the Units between July 20, 2007 (the "Offer Date") and August
21, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 20, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 39.75 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 45.5 Units, or approximately 3.7% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007 - 4 UNITS
MPF BADGER  ACQUISITION  CO. - 2 UNITS
SCM  SPECIAL FUND- 19.5 UNITS
STEVEN GOLD - 2 UNITS
MP VALUE FUND 7 - 10 UNITS
MPF DEWAAY FUND 4 - 2.25 UNITS

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   September 7, 2007

MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; SCM Special Fund, LLC; MP Value Fund 7, LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 24, LLC; MPF Acquisition Co. 3, LLC


By:   /s/ Chip Patterson
      ---------------------------------
      Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:   /s/ Chip Patterson
      -----------------------------------
      Chip Patterson, Senior Vice President

STEVEN GOLD

/s/ Steven Gold